 1-A/A LIVE 0001675634 XXXXXXXX 024-10557 ShiftPixy Inc. WY 2015 0001675634 7361 47-4211438 26 3354 18100 VON KARMAN AVENUE SUITE 850 IRVINE CA 92612 8887989100 Michael T. Williams, Esq. Other 103650.00 0.00 0.00 0.00 119779.00 6549.00 0.00 6549.00 113230.00 119779.00 67549.00 47819.00 0.00 -41770.00 0.00 0.00 Prichett, Siler & Hardy, P.C. Common Equity 52429600 None None 0 0 true true true Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 100000000 52429600 50000000.00 0.00 0.00 0.00 50000000.00 W.R. Hambrecht & Co., LLC 3000000.00 0.00 0.00 Pritchett, Siler and Hardy, P.C. 6300.00 Williams Securities Law Firm, P.A. 12020.00 0.00 Williams Securities Law Firm, P.A. 0.00 0.00 Legal Fees: The principal of the firm purchased 200,000 founder's shares at par value $.0001. Except for an initial retainer of $12,000, no other legal fees paid. true AK AL AR AZ CA CO CT DC DE FL 2Q HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AK AL AR AZ CA CO CT DC DE FL 2Q HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false ShiftPixy, Inc. Common Stock- Founder's Shares 50400000 0 $5,040 based upon a purchase price of par value or $.0001 per share. ShiftPixy, Inc. Options to purchase preferred stock 50000000 0 N/A ShiftPixy, Inc. Common Stock 2029600 0 Price per share was $1.00 for aggregate consideration of $2,029,600. ShiftPixy, Inc. Warrants to acquire Common Stock @ $2.00/share and $3.00/share 2029600 0 N/A Exempt from registration under Section 4(2) Securities Act and Rules promulgated thereunder.